03 MAY -1 AM 7:21

April 24, 2003

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.


03022246

SUPPL

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Tender offer of outstanding shares of Shinko Engineering "

" Executive Changes at Kobe Steel "

Thank you for your assistance in handling it as required.

Sincerely yours,



Toru Kurauchi
Finance Department
Kobe Steel, Ltd.

NEWS RELEASE

Kobe Steel, Ltd.
Tokyo Stock Exchange No. 5406

Tender offer of outstanding shares of Shinko Engineering

TOKYO (April 24, 2003) – Kobe Steel, Ltd. announces that it plans to increase its equity share in the listed consolidated subsidiary Shinko Engineering Co., Ltd. (stock exchange no. 6020) through a tender offer of its outstanding shares. This decision was reached at the Board of Directors meeting held today.

1. Purpose of Tender Offer

The machinery segment of the Kobe Steel Group offers industrial plants, environmental equipment, industrial machinery, internal combustion engines, and heavy electrical equipment. Due to the long slump in public works and private-sector capital investment, profit levels have been low, and the Kobe Steel Group has been striving to increase its profitability through structural reforms.

A group company of Kobe Steel is Shinko Engineering whose main products consist of internal combustion engines, speed changers, testing equipment, and construction equipment. Several products complement those of Kobe Steel and its other group companies. Especially in cogeneration systems and continuous power generation equipment, which are the main products of the internal combustion engine business, lower electricity rates leading to low demand for power generation equipment and intensified competition have crimped profitability. In response, Shinko Engineering has begun to reduce the number of its employees and is implementing measures to improve operational efficiency and reduce costs.

The Kobe Steel Group recognizes the need to combine the strengths of its companies, increase the synergies in the Group, and operate as one unified enterprise. In order to strengthen the management base of Shinko Engineering on a consolidated basis, Kobe Steel has decided that increasing its equity share in Shinko Engineering will enable Kobe Steel to integrate and more flexibly manage Shinko Engineering.

After the tender offer, Kobe Steel plans private placements that would increase the paid-in capital of Shinko Engineering by approximately 600 million yen.

2. Outline of Tender Offer

(1) Profile of Target Company

Name of company:	Shinko Engineering Co., Ltd.
Business activity:	Manufacture and sale of internal combustion engines, speed changers, construction equipment, and testing equipment
Established:	January 25, 1950
Head office:	Ogaki, Gifu Prefecture, Japan
President:	Takashi Furuzono

Paid-in capital: 660 million yen
Issued shares: 13,200,000 shares

Major stockholders & their equity shares (as of September 30, 2002):
Kobe Steel, Ltd. (45.7%)
Ogaki Kyoritsu Bank, Ltd. (3.2%)
Shinsho Corporation (3.0%)

Recent financial highlights

Consolidated figures for fiscal years ending in March (in millions of yen)

	March 2000	March 2001	March 2002
Sales	14,101	17,321	14,452
Ordinary income (loss)	(520)	(159)	(196)
Net income (loss)	(665)	(235)	196

Non-consolidated figures for fiscal years ending in March (in millions of yen)

	March 2000	March 2001	March 2002
Sales	12,795	15,793	12,562
Ordinary income (loss)	(490)	(197)	(269)
Net income (loss)	(584)	(254)	113

Relationship with Shinko Engineering
Capital: Kobe Steel holds 45.7% of Shinko Engineering's issued shares.
Personnel: One board director and two auditors of Shinko Engineering are from Kobe Steel.
Business: The two companies have a marketing tie-up for cogeneration systems.

(2) Type of shares to be offered: Common stock

(3) Offer period: 23 days from May 28, 2003 (Friday) to June 19, 2003 (Tuesday)

(4) Offer price: 51 yen per share

(5) Basis for calculating offer price:
Based on the average closing price of 38.02 yen for the three-month period from January 24, 2003 to April 23, 2003, an offer price of 51 yen was derived. (This price includes a premium of 34.13%.)

(6) Targeted number of shares to be purchased: 5,844,400 shares
Potential excess shares to be purchased: 1,320,000 shares

(7) Change in number of shares
Number of shares before purchase: 6,035,600 shares (45.7%)
Number of shares after purchase: 11,880,000 shares (90.0%)

Notes:
1. The number of shares after purchase consists of the 5,844,400 shares to be purchased.
2. In the event the extra 1,320,000 shares are purchased, the number of shares held will be 13,200,000 shares (100% equity share).
3. The total number of shares issued by Shinko Engineering is 13,200,000.

(8) Date of public notice on start of offer period: May 28, 2003

(9) Tender offer agent: Daiwa Securities SMBC Co., Ltd.
Daiwa Securities Co., Ltd. (subagent for Daiwa Securities SMBC)

(10) Funding for the offer: 365 million yen

3. Agreement for Tender Offer

The board of directors of Shinko Engineering are in agreement with the tender offer.

4. Outlook

Depending on the results of the tender offer, Shinko Engineering could be delisted from the stock exchanges where it is currently listed.

Following the closing of the tender offer, Kobe Steel intends to conduct private placements. Depending on the results, this could lead to a delisting of Shinko Engineering. Notification will be given on the private placements when details have been finalized.

Media Contact:
Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan
Tel (03) 5739-6010
Fax (03) 5739-5971
E-mail www-admin@kobelco.co.jp

Investor Relations
Tel (03) 5739-6043

NEWS RELEASE

Executive Changes at Kobe Steel

TOKYO (April 24, 2003) – Kobe Steel, Ltd. announces changes in its representative directors. These decisions were reached at the Board of Directors' meeting held today.

Masahiro Kumamoto, Chairman of the Board and Representative Director, plans to retire in late June. He will be appointed Senior Advisor to the company.

Executive Officer Shinji Yano, currently President of Kobe Steel's Aluminum & Copper Company, will be appointed Executive Vice President and Representative Director of Kobe Steel in late June. He will continue in his capacity as President of the Aluminum & Copper Company.

President and Chief Executive Officer Koshi Mizukoshi, Executive Vice President Tsuguto Moriwaki, and Executive Vice President Yasuo Inubushi will continue as representative directors of Kobe Steel.

Media Contact:

Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Tel (03) 5739-6010
Fax (03) 5739-5971
E-mail www-admin@kobelco.co.jp